Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)
SEC I.D No. 8-49571
Financial Statements and Supplemental Schedules
December 31, 2025

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/31/25** AND ENDING **12/31/25**
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Santander Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 State Street
(No. and Street)

Boston   **MA**   **02109**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Bowler   **(332) 465-4805**   daniel.bowler@santanderinvestments.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd   **Boston**   **MA**   **02210**
(Address)   (City)   (State)   (Zip Code)

October 20, 2003   **238**
(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



A Division of Santander Securities LLC

OATH OR AFFIRMATION

I, Daniel Bowler, swear (or affirm) that, to the best of my knowledge and belief, the financial reporting pertaining to the firm of Santander Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

Daniel Bowler

Signature: 2,44CCE72C09940A...

Title: Chief Financial Officer, SSLLC

Date: February 27, 2026

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2025

This filing contains:

X		Facing Page
X		Report of Independent Registered Public Accounting Firm
X	(a)	Statement of Financial Condition
	(b)	Notes to consolidated statement of financial condition.
X	(c)	Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
X	(d)	Statement of Cash Flows
X	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity.
	(f)	Statement of changes in liabilities subordinated to claims of creditors.
X	(g)	Notes to consolidated financial statements.
X	(h)	Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
	(i)	Computation of tangible net worth under 17 CFR 240.18a-2.
X	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
X	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
	(n)	Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
	(o)	Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2025

		240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X	(q)	Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
	(r)	Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X	(s)	Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
	(t)	Independent public accountant's report based on an examination of the statement of financial condition.
	(u)	Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
	(v)	Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X	(w)	Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
	(x)	Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
	(y)	Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
X	(z)	Other: Copy of the SIPC Supplemental Report (filed separately)

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2025, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 (Schedule I) and Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Schedule II) as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition (Amounts in USD)
December 31, 2025

Assets

Cash and cash equivalents (including $333,793 of deposits with affiliates) (Note 4)	828,208
Deposit with clearing broker	250,000
Receivables from brokers and dealers (Note 5)	43,470,616
Other receivables (including $711,398 of deposits with affiliates)	1,638,333
Prepaid expenses	1,319,797
Total assets	47,506,954

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses (including $13,423,676 to affiliates)	15,657,562
Deferred contract incentive (Note 10)	1,563,333
Accrued contingencies (Note 11)	500,000
Total liabilities	17,720,895
Member's equity	29,786,059
Total liabilities and member's equity	47,506,954

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Operations (Amounts in USD)
December 31, 2025

Revenues

Revenue from contracts with customers	
Commissions	50,436,234
Investment advisory fees	32,550,915
Total revenue from contracts with customers (Note 6)	82,987,149
Other income	2,684,160
Total revenues	85,671,309

Expenses

Employee compensation and benefits (including $53,055,201 with affiliates)	53,055,201
Networking agreement expenses to affiliates	9,196,949
Occupancy and equipment (including $429,835 to affiliates)	1,768,976
Clearance fees	3,642,990
Communications	339,143
Professional services (including $1,893,206 to affiliates)	5,072,935
Other operating expenses	4,010,016
Total expenses	77,086,210
Net Income	8,585,099

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Changes in Member's Equity (Amounts in USD)
December 31, 2025

Member's equity at December 31, 2024	26,205,928
Dividend to Parent Company	(5,000,000)
Net Income	8,585,099
OCI change	(4,968)
Member's equity at December 31, 2025	29,786,059

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Cash Flows (Amounts in USD)
Year Ended December 31, 2025

Cash flows from operating activities	
Net Income	8,585,099
(Increase) decrease in operating assets	
Securities owned at fair value	4,270,607
Receivables from brokers and dealers	(15,731,525)
Other receivables	(630,632)
Prepaid Expenses	309,466
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	8,707,100
Deferred contract incentive	(1,340,000)
Net cash provided by operating activities	4,170,115
Cash flows from financing activities	
Dividend to Parent Company	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net increase in cash and cash equivalents	(829,885)
Cash and cash equivalents	
Beginning of year	1,658,093
End of year	828,208

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

1. **Organization and Nature of Business**

   Santander Securities LLC (the Company, or SSLLC) is a wholly owned subsidiary of Santander Capital Holdings, LLC. Santander Capital Holdings, LLC is a wholly owned subsidiary of Santander Holdings USA, Inc. ("SHUSA" or "the Parent Company"). SSLLC, a Delaware LLC, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company is also exempt because other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

   The Company uses National Financial Services LLC as the clearing broker for its brokerage transactions. National Financial Services LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission (SEC).

   In or about 2012, and as periodically renewed and amended thereafter SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of SHUSA, the parent of SSLLC and subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank's customers and others in eight states of the United States of America.

2. **Significant Accounting Policies and Other Matters**

   The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry. Since January 1, 2025, the Company has not adopted any new accounting standards that had a material impact on the Company's financial position or results of operations.

   Summary of the Company's Significant Accounting Policies:

   Estimates
   In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period.

   Cash and Cash Equivalents
   The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

   Fair Value Measurements
   A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

The availability of observable inputs can vary by security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

The fair values of certain financial instruments including cash, deposits with clearing broker, receivables from brokers and dealers are considered to approximate their respective carrying values due to their liquidity and short-term nature.

The Company holds Level 1 Treasury Bills for investments, which are based on the unadjusted quoted market prices for identical assets or liabilities that we can access.

Receivables
The Company estimates expected credit losses over the life of the accounts receivable based on relevant information about past events, current conditions and reasonable and supportable forecasts and determined that providing an allowance for uncollected amounts over 120 days is the best estimate of expected credit losses over these assets.

Receivable from Clearing Broker
The Company clears all its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to transactions as discussed in Note 6 and includes activity with National Financial Services LLC as of the end of the year.

The Company evaluated the risk of credit losses and determined the expected loss estimate is zero based on historical experience and current conditions of the clearing broker.

Income Taxes
On January 1, 2024, the Company, formerly a regarded C Corporation, became a single-member limited liability company (SMLLC) of Santander Capital Holdings, LLC and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLC's activity that is included in Santander Capital Holdings, LLC's federal and state income tax returns. The Company settles with SHUSA, the holding company, for

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

its share of the federal and state income tax liabilities in accordance with the tax sharing agreement in place.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company adopted this standard as of January 1, 2024 prospectively. The ASU specifies that an entity is not required to allocate any portion of the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax, such as a SMLLC, in its separate financial statements.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

Other Income
Marketing support assistance income is received from annuity carriers monthly and are recognized based on agreements with each counterparty.

3. **Liquidity and Capital**

Management continuously monitors its liquidity and capital balance and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2025 evaluation, management has considered that the Company incurred a net loss before income taxes during the period December 31, 2013 to December 31, 2023. In the periods from January 1, 2024 to December 31, 2024 and from January 1, 2025 to December 31, 2025 the Company produced a net profit before taxes. In the period from January 1, 2025 to December 31, 2025 the Company produced a net profit after taxes of $9,278,191. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern. In 2025, the Company did not receive any capital contributions from the Parent Company and paid $5 million in dividends to the Parent Company.

4. **Cash and cash equivalents**

Cash and cash equivalents at December 31, 2025 are as follows:

Amounts in USD	
Bank balances	828,208
Cash on hand	-
Cash and cash equivalents in the statement of cash flows	828,208

5. **Receivable from Clearing Broker**

Amounts receivable from and payable to the clearing broker at December 31, 2025 consists of the following:

Amounts in USD	
Receivables	
Receivables from proprietary and customer transactions	43,661,422
Open transactions	160,327
Payables	
Payable for clearing and custody services	(190,969)
Open transactions	(160,164)
Net Receivables	43,470,616

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

Receivables from broker-dealers and clearing organizations may include amounts receivable for securities failed to deliver, amount receivable from clearing organizations relating to open transactions, or amount payable to clearing organizations for open transactions. The credit exposure is limited to the amount owed to the Company for a short period of time and an allowance for credit losses is not held against these receivables. The receivables amounts are reflected in the Receivables from brokers and dealers line item on the Statement of Financial Condition.

6. Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers at December 31, 2025 consists of the following:

Amounts in USD

Revenue from contracts with customers	
Commissions	
Brokerage commissions	4,491,530
Distribution fees	45,944,705
Total commissions revenue	50,436,235
Investment Advisory fees	32,550,915
Total revenue from contracts with customers	82,987,150

7. Related-Party Transactions

In the normal course of business, the Company enters transactions with affiliated companies. During 2025, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The current termination date of the agreement is June 2026 but automatically extends in one-year increments unless cancelled by either party and requires monthly referral fee payments. Contingent referral payments will be paid based on 50% of the net revenues resulting from BSI customer referrals and will be payable after allocation of operating expenses. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. There were no expenses related to this agreement in 2025.

During 2025, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2027 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid based on 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $9,213,234 related to the payments and $40,087,639 to employee compensation and benefits, totaling $49,300,872 for the year ended December 31, 2025 of which $4,405,397 remained payable as of December 31, 2025.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

During 2025, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on November 1, 2027 and includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $12,967,561 recorded in employee compensation and benefits and $1,309,230 recorded in professional services, totaling $14,276,791 for the year ended December 31, 2025 of which $1,314,026 remained payable as of December 31, 2025.

The Company recorded $693,092 in expense under a tax sharing agreement with SHUSA for the year ended December 31, 2025. At December 31, 2025, the Company had a payable to SHUSA of $870,564 for 2024 and 2025 state income taxes which is included in accounts payable and accrued expenses on the statement of condition and a receivable from SHUSA of $697,452 for 2023 state income taxes which is included in other receivables on the statement of condition.

The Company has accounts payable balance of $670,997 due to affiliates for payments to service providers on behalf of SSLLC.

In addition, the Company paid $583,976 to other affiliates for other operational and consulting services. As of December 31, 2025, $559,085 remains payable. SSLLC maintained cash bank accounts of $333,785 with SBNA.

Lastly, as of December 31, 2025, the Company has $6,474,171 payable to affiliates that relates to cash received by the Company for the affiliates' use of past tax credits generated by the Company.

8. **Income Taxes**

Santander Securities LLC domesticated to Delaware and became a Delaware limited liability company effective as of December 31, 2022. Prior to the domestication, the Company had been a non-U.S. corporation for U.S. federal income tax purposes and filed tax returns on IRS Form 1120-F. Following the domestication, the Company was a U.S. corporation for U.S. federal income tax purposes and is included as a member of an affiliated group, the parent corporation of which is Santander Holding USA, on IRS Form 1120. The domestication was made in connection with a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. The Company maintains the same structure following the domestication as before and will continue the same operations and activities.

Effective January 1, 2024, the Company, formerly a regarded C Corporation, became a single-member limited liability company (SMLLC) of Santander Capital Holdings, LLC and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLC's activity that is included in Santander Capital Holdings, LLC's federal and state income tax returns. The Company applies the provisions of ASC 740-10-30-27A to not recognize its share of consolidated current and deferred taxes allocated from the Parent Company.

The Company filed income tax returns in Puerto Rico, the US federal jurisdiction and various US states and political subdivisions. At December 31, 2025, the years 2021 through 2024 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2025, the years 2022 through 2024 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company's parent filed consolidated income tax returns in the United States. The

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

intercompany settlement of taxes paid or received is based on a tax sharing agreement which allocates taxes to each entity.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the Company is required to always maintain a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2025, the Company had net capital, as defined, of $26,668,429 which was $26,418,429 in excess of its required net capital of $250,000.

10. Clearance Agreements and Guarantees

In 2022 the Company completed a project to change clearing agents from Pershing LLC to National Financial Services LLC (NFS). As part of the transition, the Company incurred contract termination costs of $5,524,354 to terminate previous contractual relationships, some of which were reimbursed by the new clearing agent. Costs incurred for this project were recorded in operating expenses on the income statement. The reimbursement was capitalized on the balance sheet as a deferred contract incentive and will be amortized over the life of the contract of five years. In 2025, the Company amortized $1,340,000 in deferred contract incentive.

Under the terms of the Agreement with National Financial Services LLC, the Clearing Broker clears and executes the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain deposits of $250,000 to indemnify NFS for losses that they may sustain from the Company's customers. During 2025, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Clearing Broker has the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have a material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2025, the Company did not pay any amounts related to these guarantees.

11. Contingencies

SSLLC received a large volume of claims for many years related to customers who invested in Puerto Rican government bonds and closed-end funds, exacerbated by various events including government bankruptcy proceedings and natural disasters. Given the increased likelihood that claims would not be timely under the FINRA eligibility rules, since Q3 2019, a significant drop off in claims has occurred. The last FINRA claim as part of this event was received in March 2022. SSLLC received another FINRA claim in March 2025 with similar allegations relating to Puerto Rican government bonds. As of the date the financial statements were issued, this case was pending a motion to dismiss.

Since 2022, SSLLC has received four civil actions relating to the Puerto Rican government bonds and closed-end funds. Three complaints relate to dismissed FINRA arbitrations (one that was filed

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

in the United States District Court for the District of Puerto Rico, and two that were filed in the Puerto Rico Court of First Instance). A fourth claim filed in 2023 in the Puerto Rico Court of First Instance, was not the subject of a previously filed FINRA arbitration, but the allegations still related to Puerto Rican government bonds and closed-end funds.

In April 2020, SSLLC was added as a defendant to an ERISA putative class action pending in the United States District Court for the District of Puerto Rico. The complaint alleges SSLLC served as an investment manager to the pension plan. In November 2021, the court denied each of the defendants' motions to dismiss. SSLLC settled in principle with plaintiff, and all other parties have settled. The matter is still pending the court's class action settlement approval process.

In connection with the PROMESA Title III bankruptcy proceedings for the Commonwealth of Puerto Rico, SSLLC was named in an Adversary Proceeding filed in May 2019 against underwriters for allegedly aiding and abetting breaches of fiduciary duty by the Government Development Bank for Puerto Rico. In 2019, the PR District Court stayed proceedings pending confirmation of the Commonwealth's plan to resolve the debt and guarantee claims against the Commonwealth. In January 2022, the court confirmed the Modified Eighth Amended Title III Plan of Adjustment. Following the lift of the stay, the PR Bankruptcy Trustee (Drivetrain, LLC) filed a second amended complaint (Drivetrain, LLC v. SSLLC, et al.) against 13 PR municipal bond underwriters, including SSLLC, alleging that the bond issuances were void under PR law and constituted fraudulent conveyances. The complaint alleges that the underwriters used close relationships with the government issuers to push illegal bond issuances. Defendants filed a joint motion to dismiss that was fully briefed on May 17, 2023.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

12. Segment Information

The Company is engaged in a single line of business as an introducing broker-dealer providing securities brokerage services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to the Parent Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue and significant expenses for the year ended December 31, 2025 are disclosed in the primary financial statements in the Statement of Operations.

The following table presents the other required segment disclosures for the year ended December 31, 2025.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Notes to Financial Statements
December 31, 2025

Amounts in USD

Other segment disclosures	2025
Revenues from external customers	82,987 149
Other income	2,684,160
Total revenues	85 671 309
Income tax expense (Note 8)	.
Segment Assets	47,506,954

13.   Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2025 through February 27, 2026, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.

Supplemental Schedules

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2025	Schedule I
Computation of Net Capital	
Total member's equity from statement of financial position	29,786,059
Total member's investment qualified for net capital	29,786,059
Deductions and/or charges	
Prepaid expenses	1,319,797
Other receivables	1,638,333
Total nonallowable assets	2,958,130
Other deductions and/or credits	159,500
Total deductions and/or charges	3,117,630
Other additions and/or allowable credits	
Net capital before haircuts on securities positions	26,668,429
Net capital	26,668,429
Net capital requirement	250,000
Net capital	26,668,429
Excess net capital	26,418,429

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

Note: There are no material differences between the preceding audited computation of net capital and the amended FOCUS filed on February 25, 2026 corresponding schedules in the Company's December 31, 2025, Form X-17A-5, Part II-A filing.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2025   **Schedule II**

Santander Securities LLC has entered into a clearing agreement (the "Agreement") with National Financial Services LLC ("NFS"). Under the terms of the Agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) and as contemplated by footnote 74 of SEC Release No. 34-70073.



Report of Independent Registered Public Accounting Firm

To the Management and the Board of Directors of Santander Securities LLC

We have reviewed Santander Securities LLC's assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2025 except as described in its exemption report with respect to the following:

Description	Month	Number of Checks
The Company received customer checks and did not promptly transmit to the customer's account at National Financial Services LLC ("NFS") as required by 15c3-3(k)(2)(ii)	Jan-25	2
	Feb-25	1
	Mar-25	9
	Apr-25	4
	Oct-25	1
	Nov-25	1

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 27, 2026



Santander Securities LLC's Exemption Report

Santander Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the year ended December 31, 2025, except as described below:

Description	Month	Number of Checks
The Company received customer checks and did not promptly transmit to the customer's account at National Financial Services LLC ("NFS") as required by 15c3-3(k)(2)(ii)	Jan-25	2
	Feb-25	1
	Mar-25	9
	Apr-25	4
	Oct-25	1
	Nov-25	1

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Santander Securities LLC

I, Daniel Bowler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Daniel Bowler_

Title: Chief Financial Officer, SSLLC
February 27, 2026